VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on September 12, 2024.

CONTROL #

VOTE BY MAIL

Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary General Meeting of Members to be held on September 16, 2024, at 10:00 a.m., local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Members - E-Home Household Service Holdings Limited

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH LISTED PROPOSAL.

ORDINARY RESOLUTIONS

(1) THAT: the authorized share capital of the Company be increased from (a) US$100,020,000 divided into (x) 100,000,000 shares designated as ordinary shares with a par value of US$1 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share, to (b) US$1,000,020,000 divided into (x) 1,000,000,000 shares designated as ordinary shares with a par value of US$1 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share (the "Share Capital Increase").

☐ FOR ☐ AGAINST ☐ ABSTAIN

(1Aa) THAT: a share consolidation of the Company's issued and unissued ordinary shares (the "Ordinary Shares") be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-ten (10) (the "Range"), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the "Board") in its sole discretion within 180 calendar days after the date of passing of these resolutions (the "Share Consolidation").

☐ FOR ☐ AGAINST ☐ ABSTAIN

(1Ab) THAT: in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

SPECIAL RESOLUTION

(2) THAT: subject to and conditional upon the passing of Ordinary Resolution (1) above in respect of the increase in the authorized share capital of the Company, the fourth amended and restated memorandum and articles of association of the Company (the "Fourth Amended and Restated Memorandum and Articles of Association"), which contains the proposed Share Capital Increase and a copy of which has been produced to this meeting and marked as "Annex A" and initialed by the chairman of the meeting, be and are hereby approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect, and any director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(TO BE SIGNED ON REVERSE SIDE)

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

EXTRAORDINARY GENERAL MEETING OF MEMBERS
TO BE HELD ON SEPTEMBER 16, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

The Notice and Proxy Statement are available at:
https://ts.vstocktransfer.com/irhlogin/I-EHOME

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Wenshan Xie and Chunming Xie, or, failing them, the Chairperson of the Extraordinary General Meeting, with full power of substitution, as proxy to represent and vote all ordinary shares of E-Home Household Service Holdings Limited (the "Company") which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of Members (or any adjournment or posteponement thereof) of the Company to be held on September 16, 2024, at 10:00 a.m., local time (10:00 p.m. Eastern Time on September 15, 2024), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED,THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS LISTED.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by E-Home Household Service Holdings Limited, in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:______________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00